Exhibit 99.6

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426     (614) 766-1459 FAX

April 9, 2009

Mr. Duffield J. Seyller, III

Chief Executive Officer

Harvard Savings Bank

58 N. Ayer Street

Harvard, Illinois 60033

Re:	Business Plan Proposal

Dear Mr. Seyller:

This letter represents our proposal to prepare a complete three-year Business Plan (“Plan”) for Harvard Savings Bank (“Harvard” or the “Bank”) to fulfill all regulatory requirements relating to the Bank’s standard stock conversion and stock offering. The Plan will focus on Harvard’s new three-year pro formas, the stock offering impact on Harvard, the consolidation of Morris Building and Loan into Harvard Savings Bank and the planned use of proceeds.

Keller & Company (“Keller”) is experienced in preparing business plans for filing with and approval by all regulatory agencies. Keller prepared thirty-two in 2006, thirty-three in 2007 and thirty-five in 2008, and all were approved. Harvard’s Plan will be based on the format provided in the attached Exhibit A. Keller will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on the Bank’s input. Keller’s objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future. Keller has filed numerous Plans with the FDIC and OTS.

Exhibit B provides a sample set of pro formas. Harvard’s pro formas will incorporate the most current interest rate projections available. Keller’s procedure in preparing the Plan and three-year projections is to request key financial information, including the most recent Call Report as of March 31, 2009, investment portfolio mix, recent lending activity, interest rate risk report, deposit activity, costs and yields and other data from Harvard. Based on a review of this information, I will then schedule a time to discuss with management the Bank’s plans and expectations for the remainder of 2009 and 2010, 2011 and 2012, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, charge-offs, capital expenditures, increases infixed assets, investment strategy, expansion plans, overhead expenses, fee income, staffing changes, total compensation, etc. We will then prepare financial projections tying the beginning figures to Harvard’s March 31, 2009 Call

Mr. Duffield J. Seyller, III

March 17, 2009

Report balances. Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends. The projections will consider Harvard’s actual performance in 2008 in conjunction with the input from discussions with management. We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by FDIC. We can also tie to the Bank’s internal budget with regard to noninterest income and noninterest expenses.

With each set of pro formas, we will send Harvard a discussion summary of the assumptions for easy review and comments (Exhibit C). After your review of the pro formas, we will make any adjustments that are requested. When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for the holding company (Exhibit D).

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management’s comments and requests. We will also send a copy to the conversion counsel for their input and comments. The Plan will be in full compliance with all regulatory requirements. We will also prepare a quarterly comparison chart each quarter after the conversion for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Our fee for the preparation of the Business Plan text and pro formas is a fee of $13,000, plus out-of-pocket expenses not to exceed $500. The fee includes a retainer fee of $3,000 to be paid at the time of signing this agreement and deducted from the total fee at the time of completion of the Business Plan.

I look forward to possibly working with you again and would be pleased to answer any questions.

Sincerely,

KELLER and COMPANY, INC.

Michael R. Keller President

MRK:jmm

enclosure

Accepted this 23rd day of April, 2009.

Duffield J. Seyller, III
Chief Executive Officer